SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 7 July 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X        Form 40-F _____

Enclosures:
Media release : Sasol announces hedging in respect of its exposure to the oil price

Sasol announces hedging in respect of its exposure to the oil price

Sasol announces that due to continuing volatility in oil markets and considering its capital expenditure plans and the merits of improving the stability of its cash flows, it has for its financial year which started 1 July 2005, entered into hedging transactions (zero cost collars) for 45 000 barrels of oil (dated Brent) per day (equivalent to approximately 30% of its synfuels production).
In terms of this hedge Sasol will be protected, should monthly average oil prices decrease below
$45,00 per barrel on the hedged portion of production, and conversely Sasol will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed US$82,61 per barrel.
This follows Sasol’s announcement in May 2004 that it had embarked on a modest hedging programme in respect of its exposure to the oil price, with the objective of improving the stability of its cash flows in light of its capital expenditure plans for its financial year that commenced on 1
July 2004. That programme was concluded in May 2005. Sasol announced at the time that going forward it intended to review the merits of hedging a portion of its synfuels production each financial year.
Appropriate disclosure of this hedging will also be made in our 2005 annual report and Form 20-F.
Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 29, 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 July 2005
By:
/s/  N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary